Exhibit 99.1

SCAILEX CORPORATION LTD.
(“Scailex” or “the Company”)

48 Ben Tsiyon Galis Street, Petach Tikva 49277 Israel
Telephone: + 972-3-9057730 — Fax: + 972-3-9300424

December 2, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
(via Magna)	(via Magna)

Dear Mr./Ms.,

Re: Immediate Report of an Event or Matter Outside of the Corporation’s
Normal Course of Business

[Regulation 36(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970]

Further to the Immediate Report dated August 21, 2008 (reference no. 2008-01-242454, hereinafter: “Report of the Transaction”) regarding the summoning of a General Assembly of Shareholders, whose agenda was the approval of Scailex’s engagement in the agreement dated August 21, 2008 (“the Agreement” or “the Cellular Operations Purchase Agreement”) with Scailex’s controlling shareholder – Suny Electronics Ltd., and with subsidiaries controlled by it – Suny Telecom (1994) Ltd. (“Suny Telecom”) and Din Dynamic Ltd. (“Din Dynamic” and, jointly with Suny Telecom – “the Subsidiaries”), and further to the Supplementary Report to the Report of the Transaction dated September 18, 2008 (reference no. 2008-01-269910 – “the Supplementary Report”; the Supplementary Report jointly with the Report of the Transaction – “the Reports of the Transaction”), and further to the Immediate Report dated October 2, 2008 (reference no. 2008-01-274815) regarding the consummation of the transaction and to the particulars given under clause 6.6 of the Directors’ Report to the Shareholders for the third quarter of 2008, which was published on November 17, 2008 (reference no. 2008-01-320952, the Company hereby reports as follows:

1

In accordance with the mechanism for adjusting the consideration prescribed in the Agreement, and subsequent to the final calculation computed after the Agreement was consummated, the equity being transferred (as this term is defined in the Reports of the Transaction) was adjusted, from the sum of about ILS 90 million (as determined to be correct on the date of the transaction) to the sum of about ILS 78 million, accordingly. The final inclusive transaction price, subsequent to the adjustment thereof, is some ILS 243.8 million (compared to the original transaction price of some ILS 255.8 million). Therefore, the inclusive sum of about ILS 12 million in cash was received on December 1, 2008 in the Company’s bank account from the Subsidiaries (“the Consideration Differentials”). For additional particulars about the price adjustment mechanism, which was included in the Operations Purchase Agreement, see clause 2.5 of the Report of the Transaction and clause 1 of the Supplementary Report (this reference constitutes inclusion by way of referral).

The Consideration Differentials already received expression in the Company’s Financial Statements for the third quarter of 2008, and therefore, the receipt of the Consideration Differentials will not affect the Company’s equity or its financial results for the fourth quarter of 2008.

Sincerely,

Scailex Corporation Ltd.